UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Instruction No. 481/09, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Ordinary General Meeting held on April 29, 2022, at 3:00 p.m.

Item	Resolution		Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2020, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.	Approve	3,607,970,756	0
		Reject	48,089	0
		Abstain	4,691,394	0
2	To DECIDE on the allocation of net income for the year 2020 and the distribution of dividends.	Approve	3,612,517,498	0
		Reject	110,416	0
		Abstain	82,325	0
	To fix the annual global compensation of the Company´s management and members of Audit Committee.	Approve	3,569,854,433	0
3		Reject	42,728,651	0
		Abstain	127,152	0
	You wish to request the installation of the Fiscal Council, pursuant to art. 161 of Law 6404/76?	Approve	34,837,380	36,615,568
4		Reject	19,300	19,300
		Abstain	3,440,238,951	3,273,575,528
	To FIX the compensation of the members of the Fiscal Council.	Approve	3,438,133,849	0
5		Reject	0	0
		Abstain	174,576,390	0

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer